FOR IMMEDIATE RELEASE	WEDNESDAY, NOVEMBER 1, 2006

AOSP Expansion 1 to proceed

Calgary, Alberta - Shell Canada Limited today announced its decision to proceed with the Athabasca Oil Sands Project (AOSP) Expansion 1. This is a 100,000 barrels per day (bbls/d) expansion of oil sands mining and upgrading facilities and is subject to final regulatory approvals.

“The heated market has upped the stakes on oil sands investments,” said Clive Mather, Shell Canada’s President and CEO. “However, our analysis is that increasing world demand for energy will encourage the development of unconventional resources now and into the future. We take the long term view of commodity prices, and intend to invest wisely through the cycle to reach our minable bitumen production goal of 550,000 bbls/d.” (330,000 bbls/d Shell Canada share).

Mather continued, “Shell Canada has some of the best land and minable ore quality in the Athabasca area. With billions of barrels of bitumen in place, we see clear potential for sustained profitable growth.”

As disclosed on July 28, 2006, the cost estimates for AOSP Expansion 1 indicate a capital intensity that ranges between $100,000 and $128,000 per flowing barrel. The expansion is a sound investment under a range of commodity prices and will increase AOSP bitumen production and upgrading design capacity to more than 255,000 bbls/d by 2010. With this final investment decision, the Company’s proved and probable minable bitumen reserves will increase by 631 million barrels.

The AOSP Expansion 1 consists of:

▪	Construction of mining and extraction facilities at the Jackpine Mine, on the east side of Lease 13.

▪	Expansion of froth treatment facilities at the existing Muskeg River Mine.

▪	Expansion of the Scotford Upgrader.

▪	Common infrastructure to support long-term AOSP bitumen production of 550,000 bbls/d (330,000 bbls/d Shell share).

Federal and provincial cabinet approvals for Jackpine Mine were received in 2004 and the Scotford Upgrader Expansion received Alberta Energy and Utilities Board approval in September 2006. With the application and public hearings complete, a regulatory decision on the Muskeg River Mine Expansion, including the new froth treatment facilities, is anticipated by year-end.

The AOSP minority owners Chevron Canada Limited (20 per cent) and Western Oil Sands L.P.(20 per cent) have also approved their investment in AOSP Expansion 1.

AOSP operations and growth plans require extensive consultation with local communities, including aboriginal neighbours, as well as the preparation of comprehensive environmental assessments and management plans. AOSP Expansion 1 calls for more than 6,000 tradespeople at peak of construction in 2008, and more than 700 new permanent operating jobs in Fort Saskatchewan and the Regional Municipality of Wood Buffalo. The majority of AOSP Expansion 1 capital spending will occur in Canada.

The existing Athabasca Oil Sands Project consists of the Muskeg River Mine located north of Fort McMurray, Alberta and the Scotford Upgrader located near Fort Saskatchewan and is a joint venture among Shell Canada Limited (60 per cent), Chevron Canada Limited (20 per cent) and Western Oil Sands L.P. (20 per cent).

Media inquiries: Jan Rowley General Manager, Public Affairs (403) 691-3899	Investor inquiries: Ken Lawrence Manager, Investor Relations (403) 691-2175

Cautionary Note

This document contains “forward-looking statements” based upon management’s assessment of the Company’s future plans and operations. These forward-looking statements include references to anticipated growth, growth strategy and long-term profitability, future capital and other expenditures, the Company’s plans for growth, development, construction and expansion, estimates of capital costs, the viability and benefits of planned and future expansion projects, upgrading capacity, construction of common infrastructure, resources and reserves estimates, future production of resources and reserves, receipt of regulatory approvals, project schedules and execution, and market conditions.

Readers are cautioned not to place undue reliance on forward-looking statements. Although the Company believes that the expectations represented by such forward-looking statements are reasonable based on the information available to it on the date of this document, there can be no assurance that such expectations will prove to be correct.

Forward-looking statements involve numerous assumptions, known and unknown risks, and uncertainties that may cause the Company’s actual performance or results to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These assumptions, risks and uncertainties include, but are not limited to, demand for oil, gas and related products, disruptions in supply, fluctuations in oil and gas prices, industry operating conditions, operating costs, stakeholder engagement, project startup, schedules and execution, market competition, operational reliability, labour availability, shortages of materials and equipment, the uncertainties involving the geology of oil and gas deposits and reserves estimates, including the assumption that the quantities estimated can be found and profitably produced in the future, general economic conditions, changes in law or government policy, and other factors, many of which are beyond the control of the Company.

The forward-looking statements contained in this document are made as of the date of this document and the Company does not undertake any obligation to update publicly or revise any of the forward-looking statements contained in this document, whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained in this document are expressly qualified by this cautionary note.